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                           January 20, 2023

       Charlotte Rasche
       Executive Vice President and General Counsel
       Prosperity Bancshares, Inc.
       Prosperity Bank Plaza
       4295 San Felipe
       Houston, TX 77027

                                                        Re: Prosperity
Bancshares, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 11,
2023
                                                            File No. 333-269187

       Dear Charlotte Rasche:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance